Buenos Aires, August 16th, 2023

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Swap with Total Austral S.A.

I am writing in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (the “Company” and/or “Pampa”) pursuant to article 2, Section I, Title XII of the Regulations of the National Securities Commission (T.O. 2013) to inform that on this date, and having met all the transaction´s precedent conditions, the Company has executed the closing of the transaction of the assets exchange with Total Austral S.A. This transaction was previously informed through a relevant event dated June 26, 2023.

Sincerely,

María Agustina Montes

Head of Market Relations